Exhibit 99.1

Golden Star Announces Change to Virtual Annual and Special Meeting of Shareholders

TORONTO, April 17, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") announces that it has changed the format of its upcoming annual and special meeting of shareholders (the "Meeting") to be held on Thursday, May 7, 2020 at 11 a.m. (Eastern time) to a virtual only meeting. Golden Star shareholders ("Shareholders") may attend and participate in the meeting online via live audio webcast but will not be able to attend the meeting in person.

The Meeting was scheduled to be held at the offices of Fasken Martineau DuMoulin LLP, in Toronto, Ontario. The move to a virtual only meeting format is in response to the risks associated with the COVID-19 pandemic and the current state of emergency declared in the Province of Ontario, and reflects Golden Star's commitment to limit the spread of COVID-19 in the community and to ensure the health and welfare of its Shareholders, directors, employees and other stakeholders. Although Shareholders will not be able to attend the Meeting in person, registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) will be able to listen to the Meeting, ask questions and vote, all in real time. Guests, including non-registered Shareholders who have not duly appointed themselves as proxyholders, can listen to the Meeting, but will not be able to ask questions or vote. The link to the virtual meeting will also be accessible at http://viewproxy.com/goldenstar/2020/  and will be archived for later use.

As in prior years, Shareholders can vote in advance of the Meeting in accordance with the instructions set out in their form of proxy or voting instruction form.

Attending the Meeting as a Registered Shareholder

If you are a registered Shareholder as of the record date of March 11, 2020, you will need to register at http://viewproxy.com/goldenstar/2020/ by 5:00 p.m. (Eastern time) on May 5, 2020. You will need to enter your name, phone number, virtual control number (found on your proxy card) and e-mail address as part of the registration, following which, you will receive an e-mail confirming your registration, as well as the password to attend the Meeting. On the day of the Meeting, if you have properly registered, you will enter the Meeting by logging in using the password you received via e-mail in your registration confirmation at http://www.viewproxy.com/GoldenStar/2020/vm/. If you wish to vote your shares electronically at the Meeting, you will need to visit the live link during the Meeting while the polls are open.

Attending the Meeting as a Beneficial Shareholder

If you are a beneficial Shareholder as of the record date of March 11, 2020, you must first obtain a legal proxy from your broker, bank or other nominee. Once obtained, you will be required to  register at http://viewproxy.com/goldenstar/2020/ by 5:00 p.m. (Eastern time) on May 5, 2020. You will be required to enter your name, phone number and e-mail address, and provide a copy of the legal proxy (which may be uploaded to the registration website or sent via VirtualMeeting@viewproxy.com as part of the registration), following which, you will receive an e-mail confirming your registration, your virtual control number, as well as the password to attend the Meeting. If you do not provide a copy of the legal proxy, you may still attend the Meeting, but you will be unable to vote your shares electronically at the Meeting. On the day of the Meeting, if you have properly registered, you will enter the Meeting by logging in using the password you received via e-mail in your registration confirmation at  http://viewproxy.com/goldenstar/2020/. Note, your virtual control number assigned to you in your registration confirmation e-mail will be required for the purposes of entering into the Meeting. If you wish to vote your shares electronically at the Meeting, there will be a link provided and you will be required to input your virtual control number.

Attending the Meeting as a Guest

If you would like to attend the meeting as a guest, please contact Golden Star. If you participate as a guest, you will not have the ability to ask questions or vote during the meeting.

Technical Assistance

We will have technicians ready to assist you with any technical difficulties you may have accessing the Meeting's live audio webcast. The Company would encourage Shareholders to check-in by 10:30 a.m. (Eastern time) on May 7, 2020, the day of the Meeting, so as to ensure that we may address any technical difficulties prior to the commencement of the Meeting's live audio webcast. Should you encounter any difficulties accessing the Meeting during the check-in or meeting time, please e-mail VirtualMeeting@viewproxy.com or contact 1-866-612-8937 (within North America).

2020 Annual and Special Meeting FAQ's – Meeting and Voting Information

Further assistance on registering for the Meeting and voting can be found in the FAQ's which are available on the Company's website, via the following link:

http://www.gsr.com/investors/Notice-and-Access/2019/default.aspx

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two underground mines.  Gold production guidance for 2020 is 195,000-210,000 ounces at a cash operating cost per ounce (please refer to the Non-GAAP Financial Measures disclaimer below) of US$790-US$850. Since winning the Prospectors & Developers Association of Canada's 2018 Environmental and Social Responsibility Award, Golden Star has remained committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding gold production of 195,000 to 210,000 ounces and a cash operating cost of US$790-US$850 per ounce in 2020. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions, including financial and other risks resulting from the impact of the COVID-19 global pandemic; volatility of the Golden Star's stock price; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; future production; project development; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves or Mineral Resources, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining permitting, governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this news release, we use the terms "cash operating cost", "cash operating cost per ounce".

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cost of sales excluding depreciation and amortization" includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

We use "cash operating cost per ounce" as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019, which are available at www.sedar.com

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 (0) 208 167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:30e 17-APR-20